Exhibit 99.1

Leju Reports Fourth Quarter and Full Year 2014 Results and Declares Cash Dividend

BEIJING, March 18, 2015 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

•                  Total revenues increased by 36% year-on-year to $171.8 million

•                  Revenues from e-commerce services increased by 61% year-on-year to $124.5 million

•                  Revenues from online advertising services increased by 1% year-on-year to $43.8 million

•                  Non-GAAP1 income from operations increased by 8% year-on-year to $36.8 million

•                  Non-GAAP net income attributable to Leju shareholders increased by 12% year-on-year to $31.3 million, or $0.23 per diluted American depositary share (“ADS”)

Full Year 2014 Financial Highlights

•                  Total revenues increased by 48% year-on-year to $496.0 million

•                  Revenues from e-commerce services increased by 92% year-on-year to $326.7 million

•                  Revenues from online advertising services increased by 7% year-on-year to $155.1 million

•                  Non-GAAP income from operations increased by 44% year-on-year to $107.0 million

•                  Non-GAAP net income attributable to Leju shareholders increased by 44% year-on-year to $90.7 million, or $0.68 per diluted ADS

“We are pleased to report strong results for our first year as a public company,” said Mr. Geoffrey He, Leju’s chief executive officer. “During 2014, Leju further strengthened its O2O platform for real estate services across the primary, secondary and home furnishing markets through continuous product innovation and with a strong focus on execution. We also successfully incorporated mobile marketing into our service portfolio through our cooperation with leading social media platforms Weibo and Weixin. In a softer primary real estate market, our new mobile platform and various product launches allow us to offer differentiated advantages and deliver positive results for our clients as they turn to us for support in marketing and promoting their projects.”

“Looking ahead, we expect that China’s real estate market will continue to experience a period of change, and we remain committed to executing on our business strategies in 2015,” Mr. He continued. “We believe the e-commerce market offers unique opportunities and we plan to further grow this business through the use of mobile solutions. We will stay focused on building a transparent informational platform in the secondary listing business through the promotion of reliable home data using our verified listing model along with our brokerage partners. Furthermore, we also plan to expand our home furnishing business in 2015 through a new platform that brings together customers with individual contractors, who serve a pivotal role in home furnishing projects. We believe that our service-oriented business model and strong online and offline execution make us well-positioned to address our clients’ marketing needs and generate and capture further growth.”

“We are reporting strong top-line growth, with our e-commerce business in particular delivering another year of high revenue growth,” said Ms. Min Chen, Leju’s chief financial officer. “We generated strong operating cash flows for the year which will support the company’s operations and strategic investments in 2015.”

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Fourth Quarter 2014 Results

Total revenues were $171.8 million, an increase of 36% from $126.4 million for the same quarter of 2013, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $124.5 million, an increase of 61% from $77.5 million for the same quarter of 2013, primarily due to a 28% increase in discount coupons redeemed,2 as a result of the expansion of the Company’s e-commerce business through partnerships with property developers.

Revenues from online advertising services were $43.8 million, a slight increase from $43.2 million for the same quarter of 2013, primarily due to revenue growth in the Company’s new home channels.

Revenues from listing services were $3.5 million, a decrease of 38% from $5.6 million for the same quarter of 2013, primarily due to the slowdown in secondary home sales.

Cost of revenues was $14.3 million, an increase of 2% from $14.1 million for the same quarter of 2013, primarily due to increased editorial department headcount which was partially offset by decreased fees paid to third parties for services in connection with the Company’s listing business and decreased amortization expenses of intangible assets.

Selling, general and administrative expenses were $128.8 million, an increase of 52% from $84.8 million for the same quarter of 2013, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business, along with increased staff costs and bonuses resulting from increased headcount and improved profit.

Income from operations was $29.1 million in the fourth quarter of 2014, an increase of 5% from $27.6 million for the same quarter of 2013. Non-GAAP income from operations was $36.8 million, an increase of 8% from $34.2 million for the same quarter of 2013.

Net income was $22.9 million, a decrease of 7% from $24.6 million for the same quarter of 2013. Non-GAAP net income was $31.0 million, an increase of 12% from $27.8 million for the same quarter of 2013.

Net income attributable to Leju shareholders was $23.2 million, or $0.17 per diluted ADS, a decrease of 6% from $24.7 million, or $0.21 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to Leju shareholders was $31.3 million, or $0.23 per diluted ADS, an increase of 12% from $27.8 million, or $0.23 per diluted ADS, for the same quarter of 2013.

Full Year 2014 Results

Total revenues were $496.0 million, an increase of 48% from $335.4 million for 2013, mainly driven by the growth of revenues from e-commerce services.

Revenues from e-commerce services were $326.7 million, an increase of 92% from $170.2 million for 2013, primarily due to a 61% increase in discount coupons redeemed,2 as a result of the expansion of the Company’s e-commerce business through partnerships with property developers.

Revenues from online advertising services were $155.1 million, an increase of 7% from $145.4 million for 2013, primarily due to revenue growth in both the Company’s new home and home furnishing channels.

Revenues from listing services were $14.3 million, a decrease of 28% from $19.8 million for 2013, primarily due to the slowdown in secondary home sales.

2  See “Selected Operating Data” below for more details on the discount coupons sold and redeemed.

Cost of revenues was $51.1 million, a decrease of 20% from $64.0 million for 2013, primarily due to decreased fees paid to third parties for services in connection with the Company’s listing business and decreased amortization expenses of intangible assets.

Selling, general and administrative expenses were $366.3 million, an increase of 62% from $226.1 million for 2013, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business, along with increased staff costs and bonuses resulting from increased headcount and improved profit.

Income from operations was $81.1 million, an increase of 77% from $45.9 million for 2013. Non-GAAP income from operations was $107.0 million, an increase of 44% from $74.2 million for 2013.

Net income was $66.7 million, an increase of 56% from $42.7 million for 2013. Non-GAAP net income was $90.9 million, an increase of 43% from $63.4 million for 2013.

Net income attributable to Leju shareholders was $66.5 million, or $0.50 per diluted ADS, an increase of 56% from $42.5 million, or $0.35 per diluted ADS, for 2013. Non-GAAP net income attributable to Leju shareholders was $90.7 million, or $0.68 per diluted ADS, an increase of 44% from $63.0 million, or $0.53 per diluted ADS, for 2013.

Cash Flow

As of December 31, 2014, the Company’s cash and cash equivalents balance was $317.8 million.

Fourth quarter 2014 net cash provided by operating activities was $59.7 million, mainly attributable to non-GAAP net income of $31.0 million, an increase in accrued payroll and welfare of $9.0 million, an increase in income tax payables and other tax payables of $9.5 million, and an increase in other current liabilities of $7.2 million. Net cash used in investing activities was $4.0 million, mainly comprised of a payment of $3.3 million to Baidu related to the Company’s exclusive right to sell Baidu’s real estate-related Brand-Link product and to build and operate the Baidu real estate and home furnishing channels. Net cash used in financing activities was $1.6 million, and mainly comprised of a payment of $2.2 million to acquire non-controlling interests.

Declaration of Cash Dividend

Leju also announced today that its board of directors has authorized and approved the Company’s payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS). The cash dividend will be payable on or about May 15, 2015 to shareholders of record as of the close of business on April 10, 2015. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Business Outlook

The Company estimates that its fiscal 2015 total revenues will be approximately $600 million to $620 million, which would represent an increase of approximately 21% to 25% from $496.0 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on March 18, 2015 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-631-514-2526
Hong Kong:	+852-5808-3202
Mainland China:	+86-10-4001-200-539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 25, 2015:

International:	+1-866-846-0868
Passcode:	6617697

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 250 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	December 31,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	98,730	317,811
Accounts receivable, net	87,316	119,742
Deferred tax assets, net	27,714	29,858
Prepaid expenses and other current assets	5,556	13,355
Amounts due from related parties	3,472	1
Total current assets	222,788	480,767
Property and equipment, net	7,028	7,159
Intangible assets, net	128,530	105,419
Investment in affiliates	251	273
Goodwill	40,611	40,563
Other non-current assets	3,730	4,085
Total assets	402,938	638,266

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,423	371
Accrued payroll and welfare expenses	30,504	48,007
Income tax payable	41,437	57,246
Other tax payable	18,514	27,805
Amounts due to related parties	4,501	5,289
Advance from customers and deferred revenue	7,163	5,054
Liability for exclusive rights, current	8,968	—
Other current liabilities	11,074	53,528
Total current liabilities	123,584	197,300
Deferred tax liabilities	27,564	26,042
Total liabilities	151,148	223,342
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 120,000,000 and 134,015,621 shares issued and outstanding, as of December 31, 2013 and December 31, 2014, respectively	120	134
Additional paid-in capital	686,378	788,247
Accumulated deficit	(443,294)	(377,876)
Subscription receivables	(120)	(689)
Accumulated other comprehensive income	5,622	5,030
Total Leju equity	248,706	414,846
Non-controlling interests	3,084	78
Total equity	251,790	414,924
TOTAL LIABILITIES AND EQUITY	402,938	638,266

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

Revenues
E-commerce	77,486	124,489	170,205	326,680
Online advertising services	43,222	43,832	145,445	155,050
Listing services	5,644	3,524	19,772	14,293
Total revenues	126,352	171,845	335,422	496,023
Cost of revenues	(14,102)	(14,339)	(63,991)	(51,130)
Selling, general and administrative expenses	(84,844)	(128,828)	(226,143)	(366,342)
Other operating income	186	387	600	2,526
Income from operations	27,592	29,065	45,888	81,077
Interest income	283	510	1,082	1,316
Other income (expenses), net	(149)	(7)	(1,185)	36
Income before taxes and equity in affiliates	27,726	29,568	45,785	82,429
Income tax expense	(3,091)	(6,586)	(3,066)	(15,546)
Income before equity in affiliates	24,635	22,982	42,719	66,883
Loss from equity in affiliates	(56)	(64)	(69)	(224)
Net income	24,579	22,918	42,650	66,659
Less: net income (loss) attributable to non-controlling interests	(144)	(307)	125	138
Net income attributable to Leju shareholders	24,723	23,225	42,525	66,521

Earnings per share:
Basic	0.21	0.17	0.35	0.51
Diluted	0.21	0.17	0.35	0.50
Shares used in computation:
Basic	120,000,000	133,626,542	120,000,000	129,320,666
Diluted	120,000,000	137,505,730	120,000,000	132,502,100

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1190 on December 31, 2014 and USD1 = RMB 6.1380 for the three months ended December 31, 2014

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

Net income	24,579	22,918	42,650	66,659
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	530	236	2,712	(605)

Comprehensive income	25,109	23,154	45,362	66,054

Less: Comprehensive income (loss) attributable to non-controlling interest	(72)	(282)	280	130

Comprehensive income attributable to Leju shareholders	25,181	23,436	45,082	65,924

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	27,592	29,065	45,888	81,077
Share-based compensation expense	1,074	4,429	6,311	11,311
Amortization of intangible assets resulting from business acquisitions	5,509	3,275	22,017	14,569
Non-GAAP income from operations	34,175	36,769	74,216	106,957

GAAP net income	24,579	22,918	42,650	66,659
Share-based compensation expense (net of tax)	1,074	4,429	6,311	11,311
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,101	3,644	14,482	12,957
Non-GAAP net income	27,754	30,991	63,443	90,927

Net income attributable to Leju shareholders	24,723	23,225	42,525	66,521
Share-based compensation expense (net of tax and non-controlling interests)	1,074	4,429	6,311	11,311
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,029	3,644	14,197	12,842
Non-GAAP net income attributable to Leju shareholders	27,826	31,298	63,033	90,674

GAAP earnings per ADS — basic	0.21	0.17	0.35	0.51

GAAP earnings per ADS — diluted	0.21	0.17	0.35	0.50

Non-GAAP earnings per ADS — basic	0.23	0.23	0.53	0.70

Non-GAAP earnings per ADS — diluted	0.23	0.23	0.53	0.68

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	120,000,000	133,626,542	120,000,000	129,320,666

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	120,000,000	137,505,730	120,000,000	132,502,100

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	92,527	99,688	231,008	323,495
Number of discount coupons redeemed (number of transactions)	59,684	76,150	136,106	219,557